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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February 2005


                             AETERNA ZENTARIS INC.
                   ------------------------------------------
                   (Formerly named AEterna Laboratories Inc.)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F ______     Form 40-F    X
                                                   ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ______       No   X
                                                 -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___





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                                 DOCUMENTS INDEX




Documents Description
---------------------

-------------------------------------------------------------------------------
1. Press release dated February 14, 2005 -AEterna Zentaris to Present at Upcoming Bio CEO and Wells Fargo Conferences in New York City
-------------------------------------------------------------------------------



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                                                        [AETERNA ZENTARIS LOGO]

AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881
www.aeternazentaris.com




                                                                 PRESS RELEASE
                                                         For immediate release




AETERNA ZENTARIS TO PRESENT AT UPCOMING BIO CEO AND WELLS FARGO
CONFERENCES IN NEW YORK CITY


QUEBEC CITY, CANADA, FEBRUARY 14, 2005 - AEterna Zentaris Inc. (TSX: AEZ;
Nasdaq: AEZS) today announced that Gilles Gagnon, President and Chief Executive Officer of the Company, will present a corporate update at the Bio CEO & Investor Conference 2005 on Wednesday, February 23, 2005, at 2:00 p.m. ET, in the Basildon room of the Waldorf-Astoria Hotel in New York City.

Furthermore, on Tuesday, March 1, 2005, at 9:00 a.m. ET, Mr. Gagnon will present a corporate update at the Wells Fargo Conference in the Fontainebleau room of the St. Regis Hotel in New York City.

A live webcast of both these presentations will be available on AEterna Zentaris' website in the INVESTORS section at www.aeternazentaris.com
                                              -----------------------

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and commercialization. The Company's broad 20 product pipeline leverages five different therapeutic approaches, including LHRH antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for IN VITRO fertilization under the brand name Cetrotide(R), and has successfully completed a broad Phase II program in endometriosis and benign prostatic hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is an orally-active AKT inhibitor that is in several Phase II trials for multiple cancers.

AEterna Zentaris also owns 61.1% of Atrium Biotechnologies Inc., an international company that develops, manufactures and markets added-value products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information about AEterna Zentaris are available on its Web site www.aeternazentaris.com.
             -----------------------



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                                                        [AETERNA ZENTARIS LOGO]



FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS:

MEDIA RELATIONS                            INVESTOR RELATIONS
Paul Burroughs                             Ginette Vallieres
(418) 652-8525 ext. 406                    (418) 652-8525 ext. 265
paul.burroughs@aeternazentaris.com         ginette.vallieres@aeternazentaris.com
----------------------------------         -------------------------------------

EUROPE
Matthias Seeber
+49-6942602-3425
matthias.seeber@zentaris.com
----------------------------



                                           2





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                                    SIGNATURE
                                    ---------


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    AETERNA ZENTARIS INC.


Date:  February 14, 2005            By:  /s/Mario Paradis
------------------------               ----------------------------------------
                                       Mario Paradis
                                       Senior Finance Director and
                                       Corporate Secretary